SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2005

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

FOR IMMEDIATE RELEASE

COPEL ANNOUNCES FIRST HALF 2005 RESULTS

Curitiba, Brazil, August 15, 2005 – Companhia Paranaense de Energia - COPEL (NYSE: ELP / LATIBEX: XCOP / BOVESPA: CPLE3, CPLE5, CPLE6), company that generates, transmits, and distributes electric power to the State of Paraná, today announces its operating results for the first half of 2005. All figures included in this report are in thousand of Reais (R$ 1,000) and were prepared in accordance with Brazilian GAAP (corporate law).

HIGHLIGHTS

  Net Operating Revenue: R$ 2,356.3 million - a 30.5% increase compared to the first half of 2004.
  Operating Income: R$ 321.7 million – 10.4% higher than the amount recorded in the same period of 2004.
  Net Income: R$ 196.7 million (R$ 0.72 per thousand shares). 13.8% higher than the amount recorded during the first half 2004 (R$ 172.8 million).
  Increase in total electric power consumption at COPEL’s concession area during the first half of 2005: 3.9%.
  EBITDA (earnings before interest, taxes, depreciation and amortization): R$ 488.1 million.
  Return on Equity: 7.7% per year.
  Debt / Shareholders’ Equity: 32.6%.
  As from June 1st, 2005, COPEL has no longer been recording provisions for payments under the gas supply contract between Petrobras and Compagas, due to its termination.
  COPEL’s consolidated balance sheet presents, in addition to the wholly owned subsidiaries figures (COPEL Geração, COPEL Transmissão, COPEL Distribuição, COPEL Telecomunicações and COPEL Participações) Compagas’ figures. In order to maintain the comparison base, first half 2004 financial statements were reclassified.

Copel’s Investor Relations
ri@copel.com

Ricardo Portugal Alves	Solange Maueler Gomide
(55 41) 3331-4311	(55 41) 3331-4359

www.copel.com

FIRST HALF OF 2005 MAIN EVENTS

- Net Income: In the first half of 2005, COPEL recorded net income of R$ 196.7 million, corresponding to R$ 0.72 per 1,000 shares.

- Gas supply contract: As of June 1st, 2005, COPEL has no longer been recording provisions for payments under the gas supply contract between Compagas and Petrobras, which has been terminated.

- Tariff Readjustment: Under ANEEL Resolution no. 130, COPEL Distribuição electric power tariffs were readjusted by 7.80% on average, as from June 24, 2005. Out of this total, -1.25% corresponds to the annual tariff readjustment (IRT), and 9.05% to financial components outside the range of the annual tariff readjustment. As of August 1st, 2005, the average discount granted to consumers who pay their electricity bills when due was set at 6.8% off the tariff under ANEEL Resolution 130/2005, thus resulting in an average increase of 4.4% .

- Market expansion: Total power consumption throughout COPEL’s concession area – which includes sales both to captive consumers and to free consumers in the State of Paraná – grew by 3.9% from January through June 2005 compared to the same period in 2004.

The residential, commercial, and rural segments grew by 4.4%, 8.0%, and 6.3%, respectively. The expansion in the residential segment was due to a 3.0% increase in the number of consumers supplied and to an increase in average consumption (1.3% over the first half of 2004). The good performance of the commercial segment resulted from the modernization of the sector and the opening of new businesses. The growth in the rural segment was due mainly to the increase in exports of agricultural, livestock, and agro-industrial products, which resulted in higher income for the producers, enabling them to invest in electric machinery. Total industrial consumption within COPEL’s concession area increased by 1.6% (taking into account the free consumers supplied by COPEL Geração in Paraná).

- Audit Committee: In order to comply with the requirements set forth by the Sarbanes-Oxley Act, in June 2005 COPEL’s Bylaws was amended to establish an Audit Committee composed of three members, who are elected for two-year terms and with reelection possibility. According to the Internal Rules and Regulations of the Audit Committee, members are elected and may be removed by the Board of Directors. All of members of the Audit Committee are also members of the Board of Directors.

The Audit Committee is responsible for the Financial Statements and for ensuring compliance with all legal requirements regarding disclosure/reporting obligations. Its duties include monitoring the work of the independent auditors and of the Company’s internal audit staff and reviewing the effectiveness of internal controls and risk management procedures.

- Start of operation of the Santa Clara Power Plant: On July 31, 2005, the Santa Clara Power Plant was authorized by the National Electric Energy Agency (ANEEL) to start the commercial operation of the first of its two 60-megawatt generating units.

- Elejor Debentures (BNDESPAR): Centrais Elétricas do Rio Jordão – ELEJOR, company in which COPEL holds 70% of common shares, issued R$255.6 million in debentures. The first issuance took place in May 2005, in the amount of R$175.2 million, of which R$123.7 million were used to amortize a mutual loan contracted by ELEJOR from COPEL.

- UEG Araucária: In early 2005, a committee was assembled with representatives from COPEL, Petrobras, and El Paso in order to negotiate a settlement regarding the issues related to UEG Araucária. In July 2005, COPEL hired an external consulting company to appraise its stake in UEG Araucária.

- Electricity Auction: COPEL participated in the 2nd auction of existing electricity, which took place on April 2, 2005. At this event, COPEL Geração sold 80 MW/year for the period between 2008-2015 at R$ 82.32/MWh, while COPEL Distribuição bought 53.7 MW/year for the period between 2008-2015 at R$ 83.13/MWh.

- Debentures: On April 25, 2005, CVM (Brazilian Securities and Exchange Commission) approved the filing of COPEL´s 3rd Issuance of Debentures, comprising a R$ 1 billion Debenture Program. On the same date CVM also authorized the first issue under the scope of this Program in the amount of R$ 400 million. Out of this total, R$ 360 million corresponded to public distribution under the firm commitment scheme by Banco do Brasil, Bradesco, HSBC, Itaú BBA, Santander, and Unibanco, and R$ 40 million to distribution under the best efforts scheme. This issue matures in four years and was rated A+ by Fitch and A1 by Moody’s. The totality of the resources from this series was used to pay off the Eurobonds issued by the Company in 1997 in the amount of US$; 150 million.

FINANCIAL AND OPERATING PERFORMANCE

Market Expansion

In the first half of 2005, total power consumption at COPEL’s concession area (supply market plus free consumers in the State of Paraná) reached 9,197 GWh, up by 3.9% versus the volume recorded in the same period of 2004.

This consumption growth reflects, mainly, the increase in the commercial, rural and residential segments, with variations of 8.0%, 6.3% and 4.4% respectively. Taking into consideration free consumers outside the State of Paraná, total consumption was 9,399 GWh.

Residential consumption recorded a recovery, reaching the growth levels presented before the 2001 rationing, which can be verified through the consumption per residential consumer ratio that, in 1H05 returned to its growth trend (1.3% higher than the volume recorded in the same period of 2004). This increase in the segment is due to the acquisition of electric equipment, as a result of the consumer credit increase since 2004. The number of residential consumer increased 3.0% in the first half, reaching the highest number in the last three years.

The commercial segment growth in the first six months of the year maintained 1H04 levels, mainly due to the modernization of the sector and to the increase in the number of connections, which recorded the highest number in the last five years.

The good performance of the rural segment is mainly due to the increase in exports of agricultural and agribusiness products, that resulted in higher income for rural producers and, consequently, in purchase of additional electric products.

Industrial segment consumption, including only Copel Distribuição market, dropped 5.2% due to the transfer, in April 2005, of some free consumers to Copel Geração. However, the total industrial consumption at Copel’s concession area recorded a 1.6% growth, when including free consumers served by Copel Geração in the State of Paraná.

The lower consumption of free consumers outside the State of Paraná is due to the termination of contracts of COPEL Distribuição with Carbocloro and Volkswagen by the end of 2004.

In June 2005, COPEL’s total number of consumers amounted to 3,222,813, up by 2.8% compared to June 2004, corresponding to 88,472 new consumers.

Consumption per Segment

	in GWh

Segment	1st Half 2005	1st Half 2004	Var. %

Residential	2 333	2 235	4 4
Industrial	3,318	3,502	(5.2)
Commercial	1,644	1,522	8.0
Rural	724	682	6.3
Other	886	859	3.2
Subtotal	8,905	8,800	1.2
Free consumers in the State of Paraná	292	51	465.2

Total at Copel’s concession area	9,197	8,851	3.9

Free consumers outside the State of	202	589	(65.7)
Paraná

Total	9,399	9,440	(0.4)

Copel Distribuição’s grid market (TUSD), composed by Copel’s captive market and the totality of free consumers in the company’s concession area, increased by 4.3% in the first half of 2005 (9,968 GWh).

Revenues

Net operating revenues in the first half of 2005 reached R$ 2,356.3 million up by 30.5% the R$ 1,805.8 million recorded in the first half of 2004.

This increase mainly reflects: (i) the lower discount granted to consumers who pay their electricity bill when due, resulting in a 9% average adjustment as from June 24, 2004 and in a 5% average adjustment as from February 1, 2005; (ii) higher supply revenue reflecting the energy sold from COPEL Geração due to the first old energy auction (980 MW in average for the period between 2005-2012 at R$ 57.50/MWh); and (iii) the increase in revenue from the availability of the grid due to transmission tariff readjustment confirmed by ANEEL Resolution 71/2004, in addition to the incorporation of new transmission assets at the basic grid and to the tariff for the use of transmission grid – TUSD revaluation, after COPEL’s tariff revision. The “Piped Gas Distribution” relates to revenues from Compagas’ gas distribution.

Gross Revenue

	(R$ thousand)

Revenue	2nd Quarter 2005	1st Quarter 2005	2nd Quarter 2004	1st Half 2005	1st Half 2004	Var.%

Residential	460,160	447,518	393,253	907,678	795,644	14.1
Industrial	401,322	357,303	355,250	758,625	686,066	10.6
Commercial	267,053	261,443	207,809	528,496	432,824	22.1
Rural	60,757	62,229	49,278	122,986	105,060	17.1
Other segments	108,174	97,888	88,579	206,062	176,853	16.5
Total Retail	1,297,466	1,226,381	1,094,169	2,523,847	2,196,447	14.9
Supply	237,070	227,650	100,406	464,720	204,832	126.9
Revenue from the use	66,636	64,192	41,989	130,828	85,549	52.9
of transmission grid
Telecom	13,118	12,478	9,767	25,596	19,267	32.8
Piped gas distribution	44,119	40,360	39,656	84,479	74,844	12.9
Other	20,842	20,791	17,154	41,633	32,395	28.5

Total	1,679,251	1,591,852	1,303,141	3,271,103	2,613,334	25.2

Revenue Deductions
The table below shows COPEL’s operating revenue deductions:

					(R$ thousand)

Revenue Deductions	2nd Quarter 2005	1st Quarter 2005	2st Quarter 2004	1st Half 2005	1st Half 2004	Var.%

ICMS	336,326	319,509	278,912	655,835	554,431	18.3
PIS/Cofins	97,458	78,544	72,136	176,002	140,214	25.5
RGR	12,150	19,329	18,521	31,479	35,135	(10.4)
Other	26,305	25,143	33,772	51,448	77,795	(33.9)

TOTAL	472,239	442,525	403,341	914,764	807,575	13.3

Operating Expenses

In the first half of 2005, total operating expenses reached R$2,029.8 million, versus the R$ 1,467.7 million recorded in the same period of 2004.

The main variations were:

  The 61.2% increase in the “energy purchased for resale” line, because of the amount of energy hired by Copel Distribuição in the 1st old energy auction (992 MW in average for the period between 2005-2012 at R$ 57.51/MWh) . The main amounts booked are: R$255.7 million from ITAIPU, R$ 156.3 million from CIEN, R$ 38.9 million from Itiquira and R$ 220.7 million from energy auction. R$ 52.4 million were booked as passive CVA – energy purchased for resale.
  The increase in the “Use of transmission grid” line is due to: (i) tariff readjustment confirmed by ANEEL Resolution 71, of June 30, 2004, and (ii) the amortization of R$ 38.6 million from CVA recovery. Other important factor was the lower deferral from CVA occurred in 1H05 (R$ 1.2 million) while in 1H04 it was R$ 78.1 million.
  The 24.7% increase in the “personnel” line was chiefly due to wage raises in July 2004 (1.26% - remaining amount from the 2003 collective labor agreement) and in October 2004 (6.5%), to the increase in the number of employees (270 new employees) and to the additional risk agreement (R$22.2 million) in March and May 2005. Disregarding this last expense, which is non-recurring, personnel expenses would have increased by 13.8%.
  As a result of the consolidation of Compagas, the "raw material and supply for electric power production" line reflects only the amount regarding the purchase of natural gas and other supply payable to third parties. This rise is due to a larger use of coal in the Figueira power plant in April/2005.
  The “natural gas and purchased for resale and supplies for the gas business” line refers to the total natural gas acquired by Compagas from Petrobras. The provisioned amount regarding the purchase of natural gas from Compagas by COPEL in the first half 2005, was R$ 140.7 million, totaling R$ 664.9 million. As from June 1, 2005, COPEL has no longer been recording provisions for payments under the gas supply contract with Compagas, which has been due to their termination.
  The 48.7% increase in “regulatory charges”, under which were booked R$ 114.6 million as Fuel Consumption Account - CCC (a 49.4% increase), R$ 27.9 million as financial compensation for the utilization of water resources (a 2.5% increase), R$ 70.1 million as Energy Development Account - CDE (a 79.9% variation) and R$ 5.5 million as ANEEL’s electric power services oversight fee and other services (a 43.9% growth).
  The increase in “other operating expenses” mainly due to the booking of provision for doubtful accounts. This provision was calculated in accordance with the ANEEL’s Electric Power Public Providers Booking Manual and, this first six months of the year, amounted to R$ 43.3 million.

Operating Expenses Breakdown

(R$ thousand)

Operating Expenses	2nd Quarter 2005	1st Quarter 2005	2nd Quarter 2004	1st Half 2005	1st Half 2004	Var. %

Energy purchased for resale	424,790	359,829	255,561	784,619	486,828	61.2
Use of transmission grid	103,630	104,841	54,168	208,471	106,105	96.5
Transport of electricity capacity	7,502	6,996	889	14,498	5,054	186.9
Personnel	117,500	136,524	106,848	254,024	203,772	24.7
Pension plan and other benefits	24,811	24,218	34,222	49,029	68,386	(28.3)
Material	17,149	13,575	11,627	30,724	22,745	35.1
Raw material and supply for	5,908	3,424	(2,069)	9,332	6,261	49.0
electric power production
Natural gas purchased for resale
and supplies for the gas business	55,079	85,641	60,611	140,720	138,557	1.6
Third-party services	51,558	41,907	44,587	93,465	89,565	4.4
Depreciation and Amortization	82,386	79,160	76,833	161,546	153,524	5.2
Regulatory charges	102,938	115,088	65,834	218,026	146,623	48.7
Other operating expenses	32,983	32,391	29,594	65,374	40,277	62.3

Total	1,026,234	1,003,594	738,705	2,029,828	1,467,697	38.3

CVA (Deferred Regulatory Asset)

The following table shows the changes in balances from deferred tariff costs updated by the SELIC rate in the first half of 2005:

(R$ thousand)

Parcel A movement	Balance 03.31.05	Deferral	Amortization	Monetary Update	Balance 06.30.05

Asset

Purchased electric power (Itaipu)	39,714	(22,942)	(15,328)	405	1,849
Transp. of purchased elect. capacity	4,324	(10)	(1,491)	167	2,990
Use of transmission grid	151,256	(3,661)	(6,390)	2,984	144,189
Energy Development Account - CDE	26,463	10,692	(8,931)	1,338	29,562
Electric Power Services Fee - ESS	26,969	2,025	(11,412)	1,323	18,905
Fuel Consumption Account - CCC	14,915	(2,031)	(4,828)	729	8,785
	263,641	(15,927)	(48,380)	6,946	206,280
Liabilities

Energy purchased for resale
Auction	-	42,451	-	1,603	44,054
Cien	-	12,680	-	594	13,274
Itiquira	-	(2,739)	-	(71)	(2,810)
	-	52,392	-	2,126	54,518

EBITDA

Earnings before interest, taxes, depreciation and amortization - EBITDA reached R$ 488.1 million in the first half of 2005, 0.7% below the number recorded in the same period of the previous year (R$ 491.6 million).

Financial Result

The financial income by the first half of 2005 recorded a 1.5% increase in comparison to the same period of 2004. The main variations were: (i) higher interest from financial position due to a higher cash position in the period; (ii) increase of interest and fees due to the appropriation of interest from the mutual contract with Elejor; (iii) monetary variation drop due to the decrease in IGP-DI, index used for readjusting CRC transferred to the State government; and (iv) increase in the interest on arrears over electricity bills.

Financial expenses went down by 15.8% as a result, mainly, of the “Real” appreciation relative to U.S. dollar in the period (12.9%) .

Operating Result

COPEL’s operating result recorded in the first half of 2005 totaled R$321.7 million, 10.4% above the first half of the previous year.

Non-Operating Result

The non-operating result recorded in the period reflects mainly the net effect of the write-offs of assets and rights registered under permanent assets.

Net Income

Between January and June 2005, COPEL recorded net income of R$ 196.7 million, 13.8% above the same period of the previous year (R$172.8 million). In the second quarter of 2005, the Company’s net income was R$ 118.3 million, 50.8% higher than the first quarter of 2005 (R$ 78.4 million).

Balance Sheet and Capex (Assets)

On June 30, 2005, COPEL’s total assets amounted to R$ 10,080.8 million.

COPEL’s capex in the first half of 2005 was R$ 203.9 million, of which R$ 9.9 million were allocated to power generation projects, R$ 61.1 million to transmission projects, R$ 119.2 million to distribution improvement works, R$ 8.8 million to telecommunications and R$ 4.9 million to gas plumbing (Compagas).

Balance Sheet (Liabilities)

As of June 30, 2005, COPEL’s total debt amounted to R$ 1,740.2 million, representing a debt/shareholders’ equity ratio of 32.6% .

On April 25, 2005, CVM authorized the registration for the Company’s 3rd debenture issuance. At this date, it was also authorized registration for the first issuance, in the amount of R$ 400 million. These resources were used for the settlement of the Eurobond issued in 1997, in the amount of US$; 150 million.

COPEL’s shareholders’ equity was R$ 5,333.0 million, representing a 6.0% increase over June 2004, and equivalent to R$ 19.49 per thousand shares.

Debt Profile

(R$ thousand)

Foreign Currency	Short Term	Long Term	Total

IDB	25,518	111,590	137,108
National Treasury	12,523	114,825	127,348
Eletrobrás	7	53	60
Banco do Brasil S/A	5,738	18,352	24,090

Total Foreign Currency	43,786	244,820	288,606

Local Currency	Short Term	Long Term	Total

Eletrobrás	46,006	334,214	380,220
BNDES	9,022	34,629	43,651
Debentures	61,055	965,391	1,026,446
Other	202	1,098	1,300

Total Local Currency	116,285	1,335,332	1,451,617

TOTAL	160,071	1,580,152	1,740,223

ADDITIONAL INFORMATION

Main Operational and Financial Highlights

As of June 30, 2005
Generation
Number of power plants:	18 (17 hydro plants and 1 thermal plant)
Total installed capacity:	4,550 MW
Number of automated power plants:	10
Number of step up substations:	11
Number of automated step up substations:	10

Transmission
Transmission lines:	6,996 km
Number of substations:	125
Number of automated substations:	125
Installed capacity:	15,127 MVA

Distribution
Distribution lines:	165,576 km
Number of substations:	227
Number of automated substations:	176
Installed capacity:	1,467 MVA
Number of localities served:	1,112
Number of municipalities served:	393
Number of consumers:	3,222,813
DEC (outage duration per consumer):	5:42 hours
FEC (outage frequency per consumer):	6.20 times

Telecom
Optical cables – main ring:	4,475 km
Self-sustained optical cable:	2,727 km
Number of cities served:	146
Number of consumers:	227

Administration
Number of employees (wholly owned subsidiaries):	6,965
Consumer per distribution branch employee:	641

Financial
Book value per 1,000 shares:	R$ 19.49
EBITDA:	R$ 488.1 million
Liquidity (current ratio):	1.02

Average Tariffs for Energy Purchase

(R$/MWh)

Energy purchase tariffs	June 2005	June 2004	Var. %

Auction – CCEAR	57.51	-	-
CIEN	88.24	92.67	(4.8)
Itaipu *	83.97	101.75	(17.5)

(*) Furnas tariff included

Retail Tariffs

(R$/MWh)

Tariffs	June 2005	June 2004	Var. %

Residential	269.81	243.43	10.8
Industrial	158.69	131.54	20.6
Commercial	233.71	204.95	14.0
Rural	162.33	145.31	11.7
Other	175.21	153.48	14.2
Total	204.45	175.20	16.7

ICMS not included

Energy Supply Tariff

(R$/MWh)

Energy supply tariffs	June 2005	June 2004	Var. %

Small wholesale concessionaries	83.05	75.03	10.7
Auction - CCEAR	57.50	-	-

Energy Flow	(GWh)

Source	Jan – Jun 2005

Own Generation	7,155
Purchased Energy	11,188
Itaipu	2,318
Auction – CCEAR	4,303
Cien	1,738
Other	2,829

Total available power	18,343

State demand	9,125
Retail	8,905
Wholesale	220
Free consumers	494
Initial Supply and Bilateral Contracts	2,018
Auction – CCEAR	4,196
MRE and CCEE	919
Losses	1,591
Basic grid losses	516
Distribution losses	881
CG contracts allocation	194

CCEAR = Energy purchase agreements in the regulated market
MRE = Energy Reallocation Mechanism
CCEE = Electric Power Trade Chamber
CG = Center of Gravity of the submarket (difference between hired energy and energy received from CG – following the contract).
Amounts subject to changes after the conclusion by CCEE.

Shareholders’ Structure (in thousand shares)

June 30, 2005

							Million of shares

Shareholder	COMMON	%	Preferred "A"	%	Preferred "B"	%	TOTAL	%

STATE OF PARANÁ	85,028	58.6	-	-	-	-	85,028	31.1
ELETROBRÁS	1,531	1.1	-	-	-	-	1,531	0.6
BNDESPAR	38,299	26.4	-	-	27,936	21.8	66,235	24.2
STOCK EXCHANGE	19,527	13.5	121	30.0	100,121	78.1	119,769	43.8
In Brasil	16,746	11.6	121	30.0	66,499	51.9	83,366	30.5
ADSs	2,780	1.9	-	-	33,622	26.2	36,402	13.3
OTHER	645	0.4	283	70.0	162	0.1	1,090	0.3

TOTAL	145,030	100.0	404	100.0	128,219	100.0	273,653	100.0

FINANCIAL STATEMENTS - COPEL

     SUMMARIZED FINANCIAL STATEMENTS
as of June 30 and March 31, 2005 and June 30, 2004
Translation from the original in Portuguese (amounts expressed in thousands of Brazilian Reais)

ASSETS	06/30/2005	03/31/2005	06/30/2004%		%

	1	2	3	1/2	1/3

Current
Cash in hand	575,895	505,141	375,585	14.0	53.3
Customers and distributors	1,023,346	961,785	771,384	6.4	32.7
Allowance for doubtfull accounts	(128,838)	(110,618)	(67,764)	16.5	90.1
Third-parties services, net	3,395	4,591	3,605	(26.1)	(5.8)
Dividends receivable	2,152	2,886	787	(25.4)	173.4
Services in progress	6,863	5,592	4,345	22.7	58.0
CRC transferred to State Government	30,659	30,069	140,503	2.0	(78.2)
Taxes and social contributions paid in advance	112,476	116,207	117,888	(3.2)	(4.6)
Material and supplies	32,106	32,678	28,354	(1.8)	13.2
Account for compensation of "Portion A"	204,621	208,470	171,832	(1.8)	19.1
Other	72,486	73,386	54,858	(1.2)	32.1

	1,935,161	1,830,187	1,601,377	5.7	20.8

Long-term assets
Customers and distributors	47,044	52,099	65,434	(9.7)	(28.1)
CRC transferred to State Government	1,170,108	1,180,383	963,579	(0.9)	21.4
Taxes and social contributions paid in advance	539,852	525,910	624,991	2.7	(13.6)
Judicial Deposits	158,735	151,690	125,979	4.6	26.0
Intercompany receivables	195,288	278,188	129,468	(29.8)	50.8
Account for compensation of "Portion A"	1,659	55,171	196,381	(97.0)	(99.2)
Other	160,846	147,934	172,137	8.7	(6.6)

	2,273,532	2,391,375	2,277,969	(4.9)	(0.2)

Permanent
Investments	461,442	461,013	421,839	0.1	9.4
Property, plant and equipment
In service	5,578,978	5,535,422	5,548,334	0.8	0.6
Construction in progress	579,363	600,819	490,199	(3.6)	18.2
( - ) Special liabilities	(747,753)	(734,803)	(696,009)	1.8	7.4
	5,410,588	5,401,438	5,342,524	0.2	1.3
Deferred	49	92	204	(46.7)	(76.0)

	5,872,079	5,862,543	5,764,567	0.2	1.9

Total	10,080,772	10,084,105	9,643,913	(0.03)	4.53

LIABILITIES AND SHAREHOLDERS' EQUITY	06/30/2005	03/31/2005	06/30/2004%		%

	1	2	3	1/2	1/3

Current
Loans and financing	99,016	523,597	582,287	(81.1)	(83.0)
Debentures	61,055	6,727	124,331	807.6	(50.9)
Suppliers	1,047,356	952,300	644,427	10.0	62.5
Taxes and social contributions	314,725	290,566	298,948	8.3	5.3
Interest on own capital	27,050	90,697	13,705	(70.2)	97.4
Accrued payroll costs	81,733	102,708	69,736	(20.4)	17.2
Pension plan and other post-retirement benefits	127,587	135,135	91,765	(5.6)	39.0
Account for compensation of "Portion A"	46,871	-	-	-	-
Regulatory charges	68,751	75,251	72,606	(8.6)	(5.3)
Swap operations	-	136,982	25,678	(100.0)	(100.0)
Other	19,109	29,065	27,679	(34.3)	(31.0)

	1,893,253	2,343,028	1,951,162	(19.2)	(3.0)

Long-term liabilities
Loans and financing	614,761	671,523	777,194	(8.5)	(20.9)
Debentures	965,391	564,484	434,469	71.0	122.2
Suppliers	206,372	223,474	256,176	(7.7)	(19.4)
Pension plan and other post-retirement benefits	514,991	520,071	571,032	(1.0)	(9.8)
Account for compensation of "Portion A"	7,647	-	-	-	-
Swap operations	-	-	-	-	-
Taxes and social contributions	61,196	67,962	73,753	(10.0)	(17.0)
Intercompany receivables	-	-	4,367	-	(100.0)
Provision for contingencies	429,867	429,283	406,828	0.1	5.7
Regulatory charges	-	-	1,588	-	(100.0)

	2,800,225	2,476,797	2,623,637	13.1	6.7

Minority interest	54,317	49,556	38,132	9.6	42.4

Shareholders' equity
Capital stock	3,480,000	3,480,000	3,480,000	0.0	0.0
Capital reserves	817,293	817,293	817,293	0.0	0.0
Income reserves	839,024	839,024	560,937	0.0	49.6
Accrued income	196,660	78,407	172,752	150.8	13.8

	5,332,977	5,214,724	5,030,982	2.3	6.0

Total	10,080,772	10,084,105	9,643,913	(0.0)	4.5

QUARTERLY INCOME STATEMENT
as of June 30 and March 31, 2005 and June 30, 2004
Translation from the original in portuguese (amounts expressed in thousands of Brazilian Reais)

INCOME STATEMENT	1H2005	1Q2005	1H2004%

	1	2	3	1/3
Operating revenues
Electricity sales to final customers	2,523,847	1,226,381	2,196,447	14.9
Electricity sales to distributors	464,720	227,650	204,832	126.9
Use of transmission plant	130,828	64,192	85,549	52.9
Telecom revenues	25,596	12,478	19,267	32.8
Piped gas distribution	84,479	40,360	74,844	12.9
Other revenues	41,633	20,791	32,395	28.5
	3,271,103	1,591,852	2,613,334	25.2

Deductions from operating revenues
Value-added tax - ICMS	(655,835)	(319,509)	(554,431)	18.3
Regulatory charges - RGR	(31,479)	(19,329)	(35,135)	-10.4
Regulatory charges - PIS and Cofins	(176,002)	(78,544)	(140,214)	25.5
Contingency Fee	(50,854)	(24,841)	(77,022)	-34.0
Other	(594)	(302)	(773)	-23.2
	(914,764)	(442,525)	(807,575)	13.3

Net operating revenues	2,356,339	1,149,327	1,805,759	30.5

Operating expenses
Electricity purchase for resale	(784,619)	(359,829)	(486,828)	61.2
Charges for the use of transmission grid	(208,471)	(104,841)	(106,105)	96.5
Transport of electricity capacity	(14,498)	(6,996)	(5,054)	186.9
Payroll	(254,024)	(136,524)	(203,772)	24.7
Pension plan	(49,029)	(24,218)	(68,386)	-28.3
Material	(30,724)	(13,575)	(22,745)	35.1
Raw material and supplies for generation of electricity	(9,332)	(3,424)	(6,261)	49.0
Natural gas purchased for resale and supplies for the gas business	(140,720)	(85,641)	(138,557)	1.6
Third-party services	(93,465)	(41,907)	(89,565)	4.4
Depreciation and amortization	(161,546)	(79,160)	(153,524)	5.2
Regulatory charge - CCC	(114,588)	(57,488)	(76,678)	49.4
Compensation for the use of water resources	(27,854)	(18,029)	(27,167)	2.5
Regulatory charge - ANEEL	(5,438)	(2,635)	(3,753)	44.9
Energy development account - CDE	(70,069)	(36,892)	(38,946)	79.9
Other regulatory charges - FUST and FUNTEL	(77)	(44)	(79)	-2.5
Other expenses	(65,374)	(32,391)	(40,277)	62.3
	(2,029,828)	(1,003,594)	(1,467,697)	38.3

Result of operations	326,511	145,733	338,062	-3.4

Equity Investment	6,070	4,302	4,600	32.0

Financial income (expenses)
Financial income	189,462	94,777	186,588	1.5
Financial expenses	(200,307)	(114,601)	(237,822)	-15.8
	(10,845)	(19,824)	(51,234)	-78.8

Operating income (expenses)	321,736	130,211	291,428	10.4

Non-operating income (expenses)	(5,230)	(3,848)	(1,460)	258.2

Income (loss) before income tax	316,506	126,363	289,968	9.2

Income tax and Social contribution
Income tax	(81,099)	(30,998)	(79,130)	2.5
Social contribution	(29,174)	(12,146)	(28,927)	0.9
	(110,273)	(43,144)	(108,057)	2.1
Net income (loss) before
Minority interest	206,233	83,219	181,911	13.4

Minority interest	(9,573)	(4,812)	(9,159)	4.5

Net income (loss)	196,660	78,407	172,752	13.8

Earning per thousand shares	0.7186	0.2865	0.6313	13.8

STATEMENT OF CASH FLOW
AS OF JUNE 30, 2005 AND 2004
Translation from the original in portuguese (amounts expressed in thousands of Brazilian Reais)

CASH FLOW	Consolidated

	2005	2004
OPERATING ACTIVITIES
Net income for the period	196,660	172,752

Non-cash expenses (revenues):
Provision (reversion) for possible loan losses	43,279	20,730
Depreciation and Amortization	161,546	153,524
Long-term monetary variation - net	(79,448)	(6,697)
Equity Result	(8,283)	(6,821)
Deferred Income tax and social contribution	(28,586)	3,340
Provision for long-term liabilities	68,351	58,940
Long-term assets write-offs	42	42
Investment write-offs	-	3
Permanent asset at service write-off - net	8,710	5,306
Deferred write-offs	2	-
Investment goodwill	2,404	2,404
	168,017	230,771

Current asset variation	(44,314)	(60,378)
Current liability variation	120,228	161,334
Long-term asset increase	(88,174)	(166,790)
Long-term liability increase	9,573	9,159
Total from Operating Activities	361,990	346,848

INVESTMENT ACTIVITIES
Interest in Subsidiaries:
Copel Transmissão S.A.	-	-
Copel Participações S.A.	-	-
Other coligated companies	(6)	(91)
Dividends receivable	734	5,971
Interest on own capital proposed by investees	1,165	830
Permanent Assets investment
In generation	(9,960)	(5,186)
In transmission	(61,064)	(25,251)
In distribution	(119,218)	(79,600)
In telecom	(8,773)	(15,170)
In gas plumbing	(4,906)	(13,910)
Overall facilities	-	(2)
Consumers contribution	22,305	18,486
Total from Investing Activities	(179,723)	(113,923)

FINANCING ACTIVITIES
Loans and financing	(465,741)	(53,929)
Debentures	404,435	(133,528)
Dividends	(64,302)	(32,582)
Total from Financing Activities	(125,608)	(220,039)

TOTAL CHANGE IN CASH POSITION	56,659	12,886

Cash position - beginning of the period	519,236	362,699
Cash position - end of the period	575,895	375,585

Cash variation	56,659	12,886

SUMMARIZED FINANCIAL STATEMENTS
 as of June 30, 2005
Translation from the original in Portuguese (amounts expressed in thousands of Brazilian Reais)

ASSETS	GER	TRA	DIS	TEL	PAR	COM

Current
Cash in hand	325,196	2,053	151,895	3,761	8,988	16,024
Customers and distributors	313,833	34,027	782,394	-	-	509,564
Third-parties services, net	1,977	116	65	4,296	-	-
Dividends receivable	-	-	-	-	1,770	-
Services in progress	1,546	3,453	490	-	231	-
CRC transferred to State Government	-	-	30,659	-	-	-
Taxes and social contributions paid in advance	36,500	9,151	65,499	3,798	6,787	2
Material and supplies	46	8,859	19,894	2,910	-	397
Account for compensation of "Portion A"	-	-	204,621	-	-	-
Other	16,412	5,553	44,433	1,298	135	1,025
	695,510	63,212	1,299,950	16,063	17,911	527,012
Long-term assets
Customers and distributors	22,178	-	24,334	-	-	532
CRC transferred to State Government	-	-	1,170,108	-	-	-
Taxes and social contributions paid in advance	48,411	35,922	291,717	11,107	6,877	2,459
Judicial Deposits	6,018	15,491	52,518	237	-	-
Intercompany receivables	35,121	77,080	-	-	160,815	-
Account for compensation of "Portion A"	-	-	1,659	-	-	-
Other	3,813	34,394	120,893	-	1,695	52
	115,541	162,887	1,661,229	11,344	169,387	3,043
Permanent
Investments	4,150	2,257	419	-	506,485	2
Property, plant and equipment	2,961,193	1,044,467	1,848,501	181,032	170	122,979
( - ) Special liabilities	-	(7,140)	(740,613)	-	-	-
Deferred	-	-	-	-	-	49
	2,965,343	1,039,584	1,108,307	181,032	506,655	123,030

Total	3,776,394	1,265,683	4,069,486	208,439	693,953	653,085

LIABILITIES AND SHAREHOLDERS' EQUITY	GER	TRA	DIS	TEL	PAR	COM

Current
Loans and financing	55,174	16,744	20,813	-	-	6,285
Debentures	-	-	26,634	-	-	-
Suppliers	714,710	4,740	589,703	1,936	20	484,670
Taxes and social contributions	14,775	11,490	212,308	897	100	5,890
Interest on own capital	-	80,454	-	916	38,029	-
Accrued payroll costs	13,889	12,695	49,637	4,119	721	623
Pension plan and other post-retirement benefits	23,765	22,715	75,605	5,361	140	-
Account for compensation of "Portion A"	-	-	46,871	-	-	-
Regulatory charges	17,181	999	50,551	20	-	-
Other	310	119	17,273	151	895	458
	839,804	149,956	1,089,395	13,400	39,905	497,926
Long-term liabilities
Loans and financing	380,785	90,124	109,223	-	-	34,629
Debentures	-	-	565,391	-	-	-
Suppliers	889	-	205,483	-	-	-
Pension plan and other post-retirement benefits	99,599	88,998	306,412	18,708	551	723
Account for compensation of "Portion A"	-	-	7,647	-	-	-
Taxes and social contributions	-	9,701	42,538	-	-	8,957
Intercompany receivables	231	-	173,740	67,244	249,256	-
Provision for contingencies	38,522	29,307	120,133	682	-	-
	520,026	218,130	1,530,567	86,634	249,807	44,309
Shareholders' equity
Capital stock	2,338,932	751,989	1,607,168	120,650	330,718	50,012
Capital reserves	-	-	-	701	-	-
Income reserves	30,012	83,206	-	107	43,528	41,302
Accrued income	47,620	62,402	(157,644)	(13,053)	29,995	19,536
	2,416,564	897,597	1,449,524	108,405	404,241	110,850

Total	3,776,394	1,265,683	4,069,486	208,439	693,953	653,085

QUARTERLY INCOME STATEMENT
as of June 30, 2005
Translation from the original in portuguese (amounts expressed in thousands of Brazilian Reais)

INCOME STATEMENT	GER	TRA	DIS	TEL	PAR	COM

Operating revenues
Electricity sales to final customers	37,480	-	2,488,036	-	-	-
Electricity sales to distributors	561,357	-	71,640	-	-	-
Use of transmission plant	-	177,605	66,974	-	-	-
Telecom revenues	-	-	-	35,785	-	-
Piped gas distribution	-	-	-	-	-	201,798
Other	10,756	707	30,603	-	-	23
Deductions from operating revenues	(65,079)	(11,857)	(809,579)	(5,264)	-	(22,984)
Net operating revenues	544,514	166,455	1,847,674	30,521	-	178,837
Operating expenses
Payroll and pension plan	(44,544)	(41,180)	(197,954)	(12,734)	(2,043)	(2,408)
Material	(3,469)	(2,647)	(22,858)	(1,605)	(4)	(140)
Raw material and supplies for generation of electricity	(126,825)	-	-	-	-	-
Natural gas purchased for resale and supplies for the gas business	-	-	-	-	-	(140,720)
Third-party services	(20,686)	(6,150)	(72,067)	(3,043)	(221)	(1,543)
Electricity purchase for resale	(46,938)	-	(905,958)	-	-	-
Charges for the use of transmission grid	(59,223)	-	(277,498)	-	-	-
Depreciation and amortization	(51,192)	(18,777)	(76,147)	(13,063)	(22)	(2,345)
Regulatory charges	(29,561)	(1,464)	(186,925)	(76)	-	-
Other expenses	(4,312)	(5,537)	(50,602)	(1,242)	29	(936)
	(386,750)	(75,755)	(1,790,009)	(31,763)	(2,261)	(148,092)
Result of operations	157,764	90,700	57,665	(1,242)	(2,261)	30,745
Equity Investment	-	-	-	-	15,843	-
Financial income (expenses)
Financial income	26,119	2,553	128,105	743	23,348	1,746
Financial expenses	(110,337)	2,497	(56,870)	(243)	(391)	(2,911)
	(84,218)	5,050	71,235	500	22,957	(1,165)
Operating income (expenses)	73,546	95,750	128,900	(742)	36,539	29,580
Non-operating income	242	(230)	(5,212)	(17)	(7)	(6)
Income (loss) before income tax	73,788	95,520	123,688	(759)	36,532	29,574
Income tax and Social contribution	(26,168)	(33,118)	(44,307)	189	(6,537)	(10,038)

Net income (loss)	47,620	62,402	79,381	(570)	29,995	19,536

FIRST HALF 2005 RESULTS CONFERENCE CALL

Presentation:	Mr. Rubens Ghilardi, CEO, CFO and IRO
Date & Time:	Wednesday, August 17, 2005
10 am (US EST) 11 am (Braslia Time)
Phone:	(55-11)2101-1490
Access code:	Copel

Statements contained in this press release may contain information which is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 16, 2005

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO and Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.